Bioject Medical Technologies Inc.

20245 SW 95th Avenue

Tualatin, OR  97062

September 19, 2006

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Re:                             Bioject Medical Technologies Inc.

Registration Statement on Form S-3

Commission File No. 333-135432

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Bioject Medical Technologies Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 1:30 p.m., Eastern Time, on September 21, 2006, or as soon thereafter as practicable.

In connection with the request for effectiveness of the above referenced registration statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BIOJECT MEDICAL TECHNOLOGIES INC.

/s/ Christine Farrell
Christine Farrell, Vice President of Finance